Filed by FMC Technologies, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Companies: FMC Technologies, Inc., Technip S.A. and TechnipFMC Limited

Date: September 6, 2016

This filing relates to a proposed business combination involving

FMC Technologies, Inc., Technip S.A. and TechnipFMC Limited

(Subject Company Commission File No.: 001-16489;

Commission File No. for Registration Statement on Form S-4: 333-213067)

Barclays CEO Energy-Power Conference

Thierry Pilenko

Chairman and Chief Executive Officer, Technip

Doug Pferdehirt

President and Chief Executive Officer, FMC Technologies

Benefits of Innovation on Subsea Project Economics

Merger Update: Process and Plans

Disclaimer

Forward-Looking Statements

This communication contains “forward-looking statements.” All statements other than statements of historical fact contained in this report are forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements usually relate to future events and anticipated revenues, earnings, cash flows or other aspects of our operations or operating results. Forward-looking statements are often identified by the words “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” “should,” “would,” “could,” “may,” “estimate,” “outlook” and similar expressions, including the negative thereof. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based on our current expectations, beliefs and assumptions concerning future developments and business conditions and their potential effect on us. While management believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting us will be those that we anticipate. Factors that could cause actual results to differ materially from those in the forward-looking statements include failure to obtain applicable regulatory or stockholder approvals in a timely manner or otherwise; failure to satisfy other closing conditions to the proposed transactions; failure to obtain favorable opinions from counsel for each company to the effect of how TechnipFMC Limited (to be renamed TechnipFMC plc) (“TechnipFMC”) should be treated for U.S. tax purposes as a result of the proposed transaction; risks associated with tax liabilities, or changes in U.S. federal or international tax laws or interpretations to which they are subject, including the risk that the Internal Revenue Service disagrees that TechnipFMC is a foreign corporation for U.S. federal tax purposes; risks that the new businesses will not be integrated successfully or that the combined companies will not realize estimated cost savings, value of certain tax assets, synergies and growth or that such benefits may take longer to realize than expected; failure to realize anticipated benefits of the combined operations; risks relating to unanticipated costs of integration; reductions in client spending or a slowdown in client payments; unanticipated changes relating to competitive factors in the companies’ industries; ability to hire and retain key personnel; ability to successfully integrate the companies’ businesses; the potential impact of announcement or consummation of the proposed transaction on relationships with third parties, including clients, employees and competitors; ability to attract new clients and retain existing clients in the manner anticipated; reliance on and integration of information technology systems; changes in legislation or governmental regulations affecting the companies; international, national or local economic, social or political conditions that could adversely affect the companies or their clients; conditions in the credit markets; risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; and the parties’ international operations, which are subject to the risks of currency fluctuations and foreign exchange controls.

All of our forward-looking statements involve risks and uncertainties (some of which are significant or beyond our control) and assumptions that could cause actual results to differ materially from our historical experience and our present expectations or projections. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in FMC Technologies’ (“FMC Technologies”) Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time by FMC Technologies and TechnipFMC with the United States Securities and Exchange Commission (the “SEC”) and those described in Technip S.A.’s (“Technip”) annual reports, registration documents and other documents filed from time to time with the French financial markets regulator (Autorité des Marchés Financiers or the “AMF”). We wish to caution you not to place undue reliance on any forward-looking statements, which speak only as of the date hereof.

We undertake no obligation to publicly update or revise any of our forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise, except to the extent required by law.

Disclaimer

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act and applicable European regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Additional Information

Important Additional Information Will be Filed with the SEC

TechnipFMC has filed with the SEC a registration statement on Form S-4, which includes the preliminary proxy statement of FMC Technologies that also constitutes a preliminary prospectus of TechnipFMC (the “proxy statement/prospectus”). A definitive proxy statement/prospectus will be delivered as required by applicable law after the registration statement on Form S-4 is declared effective by the SEC. INVESTORS AND STOCKHOLDERS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS, AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC, IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT FMC TECHNOLOGIES, TECHNIP, TECHNIPFMC, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC on FMC Technologies’ website at www.fmctechnologies.com (for documents filed with the SEC by FMC Technologies) or on Technip’s website at www.technip.com (for documents filed with the SEC by Technip).

Important Additional Information Will be Made Available in an Information Document

Technip will prepare an information document to be made available in connection with the Technip meeting of stockholders called to approve the proposed transaction (the “Report”). INVESTORS AND STOCKHOLDERS ARE URGED TO CAREFULLY READ THE INFORMATION DOCUMENT, AND OTHER RELEVANT DOCUMENTS TO BE PUBLISHED ON THE TECHNIP WEBSITE, IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FMC TECHNOLOGIES, TECHNIP, TECHNIPFMC, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the information document from Technip on its website at www.technip.com.

Disclaimer

Important Additional Information Will be Made Available in an Prospectus Prepared in accordance with the EU Prospectus Direct ive

TechnipFMC will make publicly available a prospectus, prepared in accordance with the EU Prospectus Directive 2003/71/EC, with respect to the issuance of new shares as a result of the proposed transaction and their admission to trading on the regulated market of Euronext Paris (including any supplement thereto, the “Admission Prospectus”). INVESTORS AND STOCKHOLDERS ARE URGED TO CAREFULLY READ THE ADMISSION PROSPECTUS, AND OTHER RELEVANT DOCUMENTS, IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FMC TECHNOLOGIES, TECHNIP, TECHNIPFMC, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the Admission Prospectus from TechnipFMC when available.

Participants in the Solicitation

FMC Technologies, Technip, TechnipFMC and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of FMC Technologies and Technip, respectively, in respect of the proposed transactions contemplated by the proxy statement/prospectus and the Report. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the stockholders of FMC Technologies and Technip, respectively, in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information regarding FMC Technologies’ directors and executive officers is contained in FMC Technologies’ Annual Report on Form 10-K for the year ended December 31, 2015 and its Proxy Statement on Schedule 14A, dated March 25, 2016, which are filed with the SEC and can be obtained free of charge from the sources indicated above. Information regarding Technip’s directors and executive officers is contained in Technip’s Annual Report for the year ended December 31, 2015 filed with the AMF and can be obtained free of charge from the sources indicated above.

Our Combination: Driving Change by Redefining the Production and Transformation of Oil & Gas

Builds a comprehensive and flexible offering across each market from concept to project delivery and beyond

Surface Global product and service platform

Enhanced offering in North America

Strengthened international presence

Products: best-in-class equipment and systems provider

Leading and highly complementary equipment offering; scaling up best-in-class technology through enhanced R&D

Projects: unique capabilities throughout project life-cycle

From concept to project delivery and beyond; setting new project economic standards

Subsea Services: enhanced service proposition

Leveraging FMC Technologies’ leading solutions to service a larger installed base; expanding scope of service offering

Onshore / Offshore Strong midstream/downstream footprint

Leveraging further on Technip’s engineering capabilities

From concept to technology to project delivery

60 years of complex developments & client relationships

1

Building on Proven Success

2

Combining Forces to Do Even More

3

Innovation – “Making It Real”

4

Benefits of Full Integration

Agenda

5

Redefining the Production and Transformation of Oil and Gas

Technip and FMC Technologies are Helping Clients Achieve Sustainable Project Economics

Client concerns

Preserving cash flows, balance sheets, dividends

Finding value at a lower oil price

Ensuring structural change in project costs

Changing their field development model

Our responses

Enabling brownfield and long tie-backs

Early involvement to optimize design and time to first oil

Integrating full-field development

Technology to drive efficiency and simplification

Clients are embracing our integrated approach to drive better project economics in subsea

Increasing Rate of Market Acceptance of Forsys Subsea Concept

0

2

4

6

8

10

12

14

16

18

0

2

4

6

8

10

12

14

No. of FEED Studies

Months after Establishing JV/Alliance

Awarded Integrated FEED Studies

16

Forsys Subsea has been awarded 16 integrated FEED studies since inception in June 2015

Diversified Mix of Integrated FEED Studies

Forsys Subsea studies by type


Customer Type
NOCs
Independents
IOCs
Scope (Tree Count)
21+ XTs
1-10 XTs
11-20 XTs
Field Type
Greenfield
Brownfield
Relationships
Non-alliance
Alliance
Geography
Africa
GOM
Asia Pacific
North Sea

The Forsys Subsea studies cover all types of clients, scopes, fields worldwide

FMC Technologies

9

Technip

Our Combination Takes Forsys Subsea Further

TechnipFMC Can Do More

Create a single, contracting partner

Accelerate and integrate technology innovation

Create a more cost-effective operating structure

Develop integrated offerings beyond subsea

Increasing interest in the integrated model as clients better understand capabilities of the TechnipFMC Combination

1

Building on Proven Success

2

Combining Forces to Do Even More

3

Innovation – “Making It Real”

4

Benefits of Full Integration

Agenda

5

Redefining the Production and Transformation of Oil and Gas

TechnipFMC will Offer Clients Unique Subsea Products and Services …

SURF: Subsea umbilicals, risers and flowlines

Topsides and facilities

SPS: Subsea production systems (including processing)

FEED and

sub-surface expertise

Life of field and monitoring

… and a Full Suite of Capabilities Sourced from a Single Contracting Partner

Conceptual Design & FEED	Project Execution	LOF & Maintenance
	Engineering · Procurement · Equipment supply · Construction · Installation	
Rationalized **subsea architecture** and design Optimized **technology** applications Improved **field performance**	**Joint SPS+SURF R&D** for improved technology application and combination Reduced **project interfaces** and **contingencies** Shortened **time to first oil** and **offshore installation** through **better planning** Strengthen **leverage** on **procurement**	Maximised **reliability** and **uptime** Increased **aftermarket capabilities** Improved **performance over the life of field**
Leading market players Genesis and Forsys Subsea	*Leading market players SPS and SURF*	*Largest installed base*

Accelerate time to first oil

Superior project execution

Maximize production uptime

FMC Technologies

13

Technip

1

Building on Proven Success

2

Combining Forces to Do Even More

3

Innovation – “Making It Real”

4

Benefits of Full Integration

Agenda

5

Redefining the Production and Transformation of Oil and Gas

“Making It Real”

Integrate Technologies

Redesign Subsea

Redefine Industry

Reinvent Products

Reinvent Products

• Simplicity – 50% fewer parts

• Deliverability – 50% schedule reduction

• Installability – 50% less weight

Integrate Technologies

Manifold

Connector

Flexible pipe

Subsea processing

ETH PiP(1)

Optimized connectivity

Increased efficiency

Simplified architecture

Direct Tie-In

(1) ETH PiP: Electrically Trace Heated Pipe-in-Pipe

Redesign Subsea

Traditional field development

Integrated technological approach

Fewer SPS interfaces and reduced equipment complexity

Reduction in flowlines and risers

Faster installation and reduced heavy lift requirements

Lower execution risk and shorter time to first oil

TechnipFMC Integrated Approach

Up to 30%

cost reduction in SPS/SURF scope

1

Building on Proven Success

2

Combining Forces to Do Even More

3

Innovation – “Making It Real”

4

Benefits of Full Integration

Agenda

5

Redefining the Production and Transformation of Oil and Gas

Significant Potential for Cost Synergies

Supply Chain

Commodity raw material cost savings

Better terms with shared suppliers

Beneficial scale effect from higher volumes

Infrastructure

Right-size general & administrative expense

Rationalize real-estate footprint

Leverage regional shared services

Corporate and Others

One Board of Directors

One management team

Leverage global shared services

~$400m

Pre-Tax Savings

Run Rate

12/31/18e

Additional cost reduction opportunities

Other financial upside

Base plan

Stretch

Pre-Tax Cost Synergies of approximately $400m by 2019

Integrated Approach: Improved Project Economics Create Revenue Synergies

Early involvement can improve positioning on new projects

Integrated technologies provide differentiation and significant cost reduction

Portfolio of projects and solutions can capture greater subsea scope

Substantial revenue growth from expanded “Life of Field” opportunity

Shorter project delivery schedules will accelerate time to first oil

Integrated EPCI (iEPCI) will improve execution

Multiple opportunities to create revenue synergies

An integrated approach benefits both revenue and profitability

1

Building on Proven Success

2

Combining Forces to Do Even More

3

Innovation – “Making It Real”

4

Benefits of Full Integration

Agenda

5

Redefining the Production and Transformation of Oil and Gas

Leading OFS Provider With Scale and Strong Balance Sheet

One of Largest OFS Companies by Revenue…

Top 10 OFS Companies by 2015A Revenue ($Bn)

Source Company Filings

2015A Debt / EBITDA (1) (x)

1 EBITDA calculated as Revenue—Expenses + Depreciation and Amortization

… With an Industry Leading Balance Sheet

Provide a comprehensive and flexible offering

Accelerate and integrate technology innovation

Create a single, accountable contracting partner

Create a more cost-effective operating structure

Lower project costs, drive differentiation, and expand markets with integrated EPCI (iEPCI)

Develop integrated offerings beyond subsea

Merger on track to close Q1 2017

Creating unique competencies and delivering unparalleled value